UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D C 20549

Form 11-K

☒                                                                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐                                                                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 001-31446

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIMAREX ENERGY CO. 401(k) PLAN

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIMAREX ENERGY CO.

1700 Lincoln Street, Suite 1800, Denver, Colorado 80203

Cimarex Energy Co.

401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee of

Cimarex Energy Co. 401(k) Plan

Denver, Colorado

We have audited the accompanying statements of net assets available for plan benefits of the Cimarex Energy Co. 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Anton Collins Mitchell LLP

Denver, Colorado

June 25, 2014

Financial Statements

Cimarex Energy Co.

401(k) Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2013	2012

Assets:
Investments, at fair value:
Registered investment companies	$88,614,553	$99,746,616
Common/collective trusts	43,458,010	—
Cimarex Energy Co. Common Stock Fund	28,030,581	20,295,627

Total investments	160,103,144	120,042,243

Receivables:
Notes receivable from participants	1,579,969	1,397,427
Participating contributions	2,500	—
Employer matching contributions	2,115	—
Employer profit sharing contributions, net of forfeitures	3,611,065	2,448,574

Total receivables	5,195,649	3,846,001

Net assets available for plan benefits	$165,298,793	$123,888,244

The accompanying notes are an integral part of these financial statements.

Cimarex Energy Co.

401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31,	2013

Additions to net assets attributed to:
Contributions:
Participant	$7,689,680
Employer match, net of forfeitures	5,944,838
Employer profit sharing, net of forfeitures	3,611,065
Participant rollover	514,623
Interest earned on notes receivable from participants	61,439
Investment income:
Net appreciation in fair value of investments	31,640,809
Interest and dividends	2,054,076

Total additions	51,516,530

Deductions from net assets attributed to:
Benefits paid to participants, including loans deemed	10,103,231
Administrative expenses	2,750

Total deductions	10,105,981

Net increase	41,410,549

Net assets available for plan benefits, beginning of year	123,888,244

Net assets available for plan benefits, end of year	$165,298,793

The accompanying notes are an integral part of these financial statements.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION

The following is a brief description of the Cimarex Energy Co. 401(k) Plan (the “Plan”) and is provided for general information only. Participants should refer to the Plan Document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan was established effective October 1, 2002 by Cimarex Energy Co. (the “Company” or “Cimarex”).  The Plan was established to provide incentives and security for the employees of the Company and their beneficiaries.  In addition to Cimarex employees, the Plan provides for participation by employees of all Cimarex subsidiaries and certain predecessor employers.  The Plan is intended to be a defined contribution plan with profit sharing provisions.

General

The Plan is a defined contribution plan covering employees of Cimarex and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is not covered by the Pension Benefit Guaranty Corporation.

Trustee and Recordkeeper of the Plan

The trustee of the Plan is Vanguard Fiduciary Trust Company (the “Trustee” or “Vanguard”).  The trustee holds all assets of the Plan in accordance with provisions of the agreement with the Company.  All assets of the Plan are held in trust by Vanguard.  Vanguard is also the recordkeeper of the Plan.

Eligibility

On January 1, 2010, the Plan was restated so that all non-excludable employees of the Company who have attained the age of 18 are eligible to participate in the Plan upon date of hire.  Excludable employees include leased employees, members of a collective bargaining unit, commissioned salespersons, independent contractors and non-resident aliens.  Employees may enter the Plan on the first day of each calendar month after meeting plan requirements.  A participant may modify his/her deferral election the first pay period of each month if desired.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION (CONTINUED)

Contributions

A participant may enter into a salary reduction agreement with the Company whereby the amount withheld is contributed to the Plan during the plan year on behalf of each participant (as an employee’s elective 401(k) deferred salary contribution or as a Roth contribution).  In no event shall the portion of earnings to be deferred be less than 1% of the participant’s earnings nor more than 100% of the participant’s pre-tax annual compensation, as defined in the Plan Document, subject to annual Internal Revenue Code (“IRC”) dollar limits ($17,500 for 2013).  The Plan also allows catch-up contributions for participants over the age of 50 based on IRC limitations ($5,500 for 2013).

The Company may make a matching contribution to the Plan during the plan year, on behalf of each participant, equal to 100% of the contributions made by the participant pursuant to the written salary reduction agreement between the participant and the Company.  In no event, shall the Company’s matching contribution, on behalf of a participant, exceed the match percentage approved by the Company’s Board of Directors which was 7% of each participant’s eligible compensation for 2013. The matching contribution is also subject to the IRC annual compensation limit ($255,000 for 2013). Catch-up contributions are not matched by the Company.

The Plan also allows for a profit sharing contribution by the employer. The Company made a profit sharing contribution for the year ended December 31, 2012, equal to 3% of eligible compensation in the amount of $2,448,574 (after forfeitures were applied), which was funded in 2013.  The Company made a profit sharing contribution for the year ended December 31, 2013, equal to 4% of eligible compensation in the amount of $3,611,065 (after forfeitures were applied), which was funded in 2014.  Employees are eligible to receive the profit sharing contribution if they meet the plan entry requirements, are employed on the last day of the plan year and have a minimum of 500 hours service in the plan year. For employees who terminated employment due to death, disability or had attained age 62, the last day of year and 500 hour service requirements do not apply.

Employees can make rollover contributions from other qualified plans if certain criteria are met as outlined in the Plan Document.

The contributions (participant and Company) for the plan year are subject to certain limitations imposed by the IRC and the Plan’s terms.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION (CONTINUED)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, profit sharing contributions (if any), and earnings and losses on investments, and is charged with the participant’s withdrawals and distributions on a daily basis.  The investment earnings or losses are allocated to each participant’s account in the proportion that the balance of each participant’s account bears to the total balance of all participants in each investment fund.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants may elect to transfer balances between investment funds within their account at any time.

Investment Options

Participants may direct the investment of their account balance into various investment options offered by the Plan.  Currently, the Plan offers various investment options in registered investment companies, common/collective trusts and a Cimarex common stock fund.  Participants may change their investment directions at any time, subject to such restrictions and procedures as established by the recordkeeper, the Plan and Cimarex. Employee-participants should not trade company stock during designated quiet periods, or while in possession of material, undisclosed information about the Company.

Notes Receivable from Participants

An employee may borrow the lesser of $50,000 or one-half of their vested account balance.  Participants may not have more than one loan outstanding at any time and the minimum original loan amount is $1,000.  Participants may not apply for another loan within six months of the date on which the previous loan was paid in full.  The maximum loan term is five years, except for a loan to acquire a participant’s principal residence, which may have a term of up to ten years. A participant’s loan shall become due and payable if such participant fails to make a principal and/or interest payment as provided in the loan agreement, subject to a short grace period.  The loans are secured by the balance in the participant’s account, and bear interest at a rate of 1% above prime rate. Interest rates for the loans range from 4.25% to 8.25% as of December 31, 2013. Principal and interest are paid ratably through payroll deductions.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.              PLAN DESCRIPTION (CONTINUED)

Vesting

A participant is always 100% vested in that portion of his/her account attributable to 401(k) deferred salary contributions, Roth contributions, catch-up contributions and rollover contributions. Vesting for that portion of the participant’s account attributable to Company contributions is based on years of credited service as defined by the Plan Document, in accordance with the following schedule:

Completed years of credited service with the Employer	Vested Percentage
1	25%
2	50%
3	75%
4 or more	100%

For those hired on or after January 1, 2006, a year of service is computed based on employment date anniversaries.  Certain participants are credited with prior years of service earned with Key Production Company, Inc. (“Key”) or Helmerich & Payne, Inc. (“H&P”). Participants also become fully vested in their accounts upon reaching normal retirement age (62), death or disability.  Certain employees of Key, H&P, Magnum Hunter Resources, Inc., and Gruy Petroleum Management, Inc., who became employees of Cimarex, are subject to special vesting provisions as described in the Plan Document.

Forfeitures

At December 31, 2013 and 2012, amounts held in the forfeiture account totaled $179,077 and $175,466, respectively.  These amounts can be used to reduce future employer contributions.  For the year ended December 31, 2013, forfeitures of $113,000 were utilized to fund the December 31, 2012 employer profit sharing contributions funded in 2013.  The Company utilized $127,000 of forfeitures (those available at December 31, 2013 and additional amounts forfeited in 2014) to offset the 2013 employer profit sharing contribution as of December 31, 2013 and funded in 2014.  The Company utilized $87,609 of forfeitures in 2014 to fund the 2013 match true up contribution.  Remaining unused forfeiture amounts have not been allocated to participant accounts.

Plan Expenses

Loan origination and annual fees are paid by participants who take out loans. During the year ended December 31, 2013, expenses of $2,750 were paid by or allocated to participants.  All other administrative expenses of the Plan are paid by the Company.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION (CONTINUED)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.  In the event the Plan is terminated, all participant accounts would immediately become fully vested and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

Payment of Benefits

Upon termination of service, death, disability or attainment of the normal retirement age (62), a participant may elect to receive lump-sum distributions equal to the vested value of the participant’s account, or transfer the vested balance to another qualified retirement plan or individual retirement account.  Immediate lump-sum distributions are to be made to terminated participants if the participant’s vested account balance, net of rollover contributions, is $1,000 or less.  Participants may request to receive Company stock held in their account as an in-kind distribution.

Participants may also take certain voluntary in-service withdrawals and hardship withdrawals if certain criteria are met.

Voting Rights of Company Common Stock

The trustee, Vanguard, holds the shares of Cimarex common stock on behalf of the Plan.  Each participant or beneficiary of a deceased participant shall have the right to direct the trustee as to the manner of voting and the exercise of all other rights which a shareholder of record has with respect to shares of Company stock which have been allocated to the participant’s account including, but not limited to, the right to sell or retain shares in a public or private tender offer.  Participants direct the trustee to vote by submission of timely participant directions.  Shares held by Vanguard for which timely participant directions are not received are voted in the same proportion as the shares for which the trustee received timely participant directions, except in the case where to do so would be inconsistent with the provisions of Title I of ERISA.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences could be material.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.  The net appreciation in the fair value of investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest.  Delinquent notes receivables are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions and related matching contributions are recorded in the period payroll deductions are made.  Profit sharing contributions are recorded for the year to which they apply.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent events

Management has evaluated subsequent events through June 25, 2014 which is the date the financial statements were available to be issued.  There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

3.    INVESTMENTS

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year ended December 31, 2013) appreciated in value as follows:

For the Year Ended December 31,	2013
Registered investment companies	$14,627,743
Common/collective trusts	2,122,057
Cimarex Energy Co. common stock	14,891,009

Net appreciation in fair value of investments	$31,640,809

Investments which exceed 5% of net assets available for Plan benefits are as follows:

December 31,	2013		2012
Cimarex Energy Co. Common Stock	$27,959,354		$20,270,446
Vanguard Prime Money Market Fund (a)	19,069,906		15,217,827
Vanguard Institutional Index Fund	13,489,603		—	*
Vanguard Wellington Fund Admiral Shares	10,720,866		8,719,268
Vanguard Small-Cap Index Fund Signal Shares	10,571,130		7,641,662
Vanguard Target Retirement Fund 2025 Trust II	9,580,896		—	*
Vanguard Intermediate-Term Treasury Fund Admiral Shares	8,573,342		9,329,607
Vanguard 500 Index Fund Signal Shares	—	*	9,873,684
Vanguard Target Retirement Fund 2025	—	*	7,028,348

*Not greater than 5% in the respective year

(a) The balance held includes amounts held by the Cimarex Energy Co. Common Stock Fund, as required by the look through rules.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

4.     FAIR VALUE MEASUREMENTS

ASC 820 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  This hierarchy consists of three broad levels.  Level 1 inputs are the highest priority and consist of unadjusted quoted prices in active markets for identical assets and liabilities.  Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.  Level 3 inputs are unobservable inputs for an asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

Registered Investment Companies:  Valued at quoted market prices in active markets that the Plan has the ability to access, which represent the net asset value of shares held by the Plan at year-end and are Level 1 investments.

Cimarex Energy Co. Common Stock:  Valued at year-end unit closing price reported on the active market on which the securities are traded (comprised of year-end market price of the stock plus uninvested cash position) and are Level 1 investments.

Common/Collective Trusts:  The investments include lifecycle (targeted maturity funds) and a fixed income fund.  The fair values of the Plan’s interest in the funds are based on the net asset values (“NAV”) reported by the fund managers as of the financial statement dates and recent transaction prices.  The funds provide for daily redemptions by the Plan at reported NAV with no advance notice requirement.  Under unusual circumstances, redemptions may be suspended should the withdrawal cause a material adverse impact on other participating plans.  Fair values for the investments within these funds are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets.  The Plan is permitted to redeem investment units at NAV on the measured date, and as a result, the investments are classified as a Level 2 investment.  These funds have various investment objectives depending on the investment strategy of the fund as provided and available to plan participants through a variety of participating communications, and as indicated by asset category on the fair value hierarchy tables.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

4.     FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Registered investment companies:
Domestic equity funds	$39,137,007	$—	$—	$39,137,007
International equity funds	9,034,250	—	—	9,034,250
Bond funds	10,723,751	—	—	10,723,751
Balanced funds	10,720,866	—	—	10,720,866
Money market funds	19,069,906	—	—	19,069,906
Common stock:
Company stock	27,959,354	—	—	27,959,354
Common/collective trusts:
Balanced funds:	—	43,458,010	—	43,458,010

Total investments at fair value	$116,645,134	$43,458,010	$—	$160,103,144

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Registered investment companies:
Domestic equity funds	$27,511,135	$—	$—	$27,511,135
International equity funds	7,075,079	—	—	7,075,079
Bond funds	10,974,670	—	—	10,974,670
Balanced funds	38,993,086	—	—	38,993,086
Money market funds	15,217,827	—	—	15,217,827
Common stock:
Company stock	20,270,446	—	—	20,270,446

Total investments at fair value	$120,042,243	$—	$—	$120,042,243

5.    INCOME TAX STATUS

The prototype plan, which the Company adopted, obtained its latest opinion letter on March 31, 2008. The Internal Revenue Service has stated that the prototype plan is qualified and the related trust is tax-exempt.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

5.    INCOME TAX STATUS (CONTINUED)

The Plan has received a separate determination letter for the Plan as adopted dated October 30, 2003. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.    RELATED PARTY/ PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of registered investment companies managed by an affiliate of Vanguard.  Vanguard acts as trustee and recordkeeper for the Plan.  During the plan year ended December 31, 2013, annual administrative fees of $2,750 were paid to Vanguard.

The Plan also invests in Cimarex Energy Co. common stock, common stock of the plan sponsor, which also qualifies as a related party transaction.  During the plan year ended December 31, 2013, the gain on investment was $15,061,702 (including dividends reinvested), purchases of Cimarex common stock were $2,645,659, sales of Cimarex common stock were $1,279,504 and net transfer out of Cimarex common stock was $8,692,890.  As of December 31, 2013 and 2012, the Plan held 266,508 and 351,125 shares of Cimarex common stock at a value of $27,959,354 and $20,270,446, respectively, along with cash in the Vanguard Prime Money Market Fund of $71,227 and $25,181, respectively, in the Cimarex Energy Co. Common Stock Fund. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

7.    CONCENTRATIONS, RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults, and may be adversely affected by shifts in the market’s perceptions of the issuers and changes in interest rates.  Shares of the Company’s common stock are also exposed to the same risks as well as risks specific to the Company which are detailed in the Company’s filings with the Securities and Exchange Commission.  Investment in the Company’s common stock represents 17% and 16% of the net assets available for plan benefits as of December 31, 2013 and 2012.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in value in the near term would materially affect the amounts reported in the statement of net assets available for plan benefits and participants’ accounts.

Additionally, certain registered investment companies’ investments are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

8.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Participant loans are reported as notes receivable from participants in the accompanying financial statements as required by current authoritative guidance; however, for Form 5500 purposes and reporting on the supplemental Schedule of Assets (Held at End of Year) they are shown as investments, as required.

Supplemental Schedule

Cimarex Energy Co.

401(k) Plan

Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets

(Held at End of Year) – December 31, 2013

EIN: 45-0466694

Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Shares/ Units	(e) Cost	(f) Current Value

*	Vanguard Prime Money Market Fund	Registered Investment Company	18,998,675.050	(1)	$18,998,679
	American Funds EuroPacific Growth Fund	Registered Investment Company	88,895.569	(1)	4,358,550
	PIMCO Total Return Fund Institutional Class	Registered Investment Company	64,540.096	(1)	689,934
*	Vanguard Growth Index Fund Signal Shares	Registered Investment Company	134,529.039	(1)	5,962,327
*	Vanguard Institutional Index Fund	Registered Investment Company	79,688.106	(1)	13,489,603
*	Vanguard Short-Term Investment-Grade Fund Admiral Shares	Registered Investment Company	136,493.023	(1)	1,460,475
*	Vanguard Small-Cap Index Fund Signal Shares	Registered Investment Company	200,552.639	(1)	10,571,130
*	Vanguard Intermediate-Term Treasury Fund Admiral Shares	Registered Investment Company	770,983.993	(1)	8,573,342
*	Vanguard Mid-Cap Index Fund Signal Shares	Registered Investment Company	40,658.597	(1)	1,747,506
*	Vanguard Total International Stock Signal Fund	Registered Investment Company	139,157.731	(1)	4,675,700
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	163,602.411	(1)	10,720,866
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	112,912.956	(1)	7,366,441
*	Vanguard Target Retirement 2010 Trust II	Common/Collective Trust	39,152.000	(1)	1,015,994
*	Vanguard Target Retirement 2015 Trust II	Common/Collective Trust	226,550.173	(1)	5,840,463
*	Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	268,081.118	(1)	6,777,091
*	Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	386,638.249	(1)	9,580,896
*	Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	191,423.175	(1)	4,638,183
*	Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	162,830.129	(1)	3,945,374
*	Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	100,050.098	(1)	2,467,235
*	Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	154,777.139	(1)	3,815,256
*	Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	93,431.450	(1)	2,314,297
*	Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	16,959.867	(1)	563,068
*	Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	12,067.359	(1)	315,803
*	Vanguard Target Retirement Income Trust II	Common/Collective Trust	77,569.233	(1)	2,184,350
*	Cimarex Energy Co. Common Stock	Common Stock	266,508.000	(1)	27,959,354
*	Vanguard Prime Money Market Fund	Registered Investment Company in Company Stock Fund	71,240.220	(1)	71,227
					160,103,144
*	Participant Loans	Ranging from 4.25% to 8.25%, various maturity dates		(1)	1,579,969

					$161,683,113

* Party-in-interest as defined by ERISA.

(1)         The cost of participant-directed investments is not required to be disclosed.

See accompanying report of  independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cimarex Energy Co. 401(k) Plan

Date: June 25, 2014

BY:	/s/ Paul Korus
Paul Korus
Senior Vice President and
Chief Financial Officer
Cimarex Energy Co.

BY:	/s/ Sherri M. Nitta
Sherri M. Nitta
Treasurer of
Cimarex Energy Co. and
Plan Administrator of Cimarex Energy Co.
401(k) Plan